Classification: James Hardie Collaborate EXHIBIT 99.4 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Persio LISBOA
Date of last notice	16 March 2022

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

+ See chapter 19 for defined terms.

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Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Interest in ordinary shares/CUFS of James Hardie Industries plc held in the form of American Depository Receipts (ADRs). The ADRs are issued by Deutsche Bank Trust Company Americas.
Date of change	15 June 2022
No. of securities held prior to change
•Indirect interest in 2,389 ADRs, equivalent to a holding of 2,389 ordinary shares/CUFS. The registered holder is Merrill Lynch Pierce Fenner, & Smith and they are held on account for the beneficial owner, Persio Lisboa.
•Direct interest in 3,023 ADRs, equivalent to a holding of 3,023 ordinary shares/CUFS.

Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to one ordinary share/CUFS.
Number acquired	615 ADRs, equivalent to a holding of 615 ordinary shares/CUFS.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$16,322.10
No. of securities held after change
Current relevant interest is:

•Indirect interest in 2,389 ADRs, equivalent to a holding of 2,389 ordinary shares/CUFS. The registered holder is Merrill Lynch Pierce Fenner, & Smith and they are held on account for the beneficial owner, Persio Lisboa.
•Direct interest in 3,638 ADRs, equivalent to a holding of 3,638 ordinary shares/CUFS.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issuance of ADRs pursuant to the terms of the James Hardie 2020 Non-Executive Director Equity Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2    01/01/2011

Classification: James Hardie Collaborate EXHIBIT 99.4 Appendix 3Y Change of Director’s Interest Notice

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 3